Bradford & Bingley


10015317

SUPPL

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

24 February 2010

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed announcements released by Bradford & Bingley plc to the equity securities market in the UK.

In my previous letter I asked if it was possible to send the notices to you via email or some other means in order to simplify the process, your advice would be appreciated.

Enclosed is a receipt acknowledgement which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

Hilary Hall (Mrs)
Company Secretary's Office

3/9

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

59097-1

F0427 (02/2007)

Bradford & Bingley plc

23 February 2010

Subordinated debt instruments

Deferral of payments on B&B's subordinated debt (coupons and principal) during the period prior to the Statutory Debt being repaid

1. Reference is made to the following subordinated debt instruments each issued by Bradford & Bingley plc (the "**Company**"):

   (a) £125,000,000 7.625% Subordinated Notes due 16 February 2010 (ISIN: XS0108194407);

   (b) £125,000,000 6.625% Subordinated Notes due 16 June 2023 (ISIN: XS0087993423);

   (c) £250,000,000 Fixed Rate/Floating Rate Callable Step-Up Dated Subordinated Notes due January 2018 (ISIN: XS0276330643);

   (d) £150,000,000 Floating Rate Dated Subordinated Notes due March 2054 (ISIN: XS0215817718);

   (e) £200,000,000 5.75% Fixed Rate Step-Up Subordinated Notes due 12th December 2022 (ISIN: XS0159302255);

   (f) £60,000,000 13% Perpetual Subordinated Bonds (ISIN: GB0002228939);

   (g) £150,000,000 6.462% Undated Subordinated Notes (ISIN: GB0031670762);

   (h) £50,000,000 11 5/8% Perpetual Subordinated Bonds (ISIN: GB0002233913);

   (i) £200,000,000 6.00% Perpetual Subordinated Callable Step-Up Notes (ISIN: XS0181867309); and

   (j) £250,000,000 5.625% Fixed Rate Step-up Undated Subordinated Notes (ISIN: XS0167366433),

   The instruments referred to in paragraphs 1(a) to (e) (inclusive) are together referred to as the "**Dated Subordinated Notes**" and the instruments referred to in paragraphs 1(f) to (j) (inclusive) are together referred to as the "**Undated Subordinated Notes**". The Dated Subordinated Notes and the Undated Subordinated Notes are together referred to as the "**Subordinated Notes**".

2. Reference is also made to The Bradford & Bingley plc Transfer of Securities and Property etc. Order 2008 (the "**Original Order**"), as amended by The Bradford & Bingley plc Transfer of Securities and Property etc. (Amendment) Order 2009 which came into force on 20 February 2009 and which modified the circumstances in which principal and interest on the Dated Subordinated Notes will become due and payable.

3. Reference is also made to the approval of the aid provided by the UK Government under State aid rules announced by the European Commission on 25 January 2010.

4. The Company has now resolved not to make any payment of interest or principal on any of its Subordinated Notes during the period prior to the date on which it repays in full its liability to the Financial Services Compensation Scheme pursuant to Article 30(1) of the Original Order (this liability being known as the "**Statutory Debt**").

5. The Company intends to continue to make payments in full on or in respect of instruments (other than the Subordinated Notes) where it is contractually required to do so, including under its guarantee of the £150,000,000 6.462% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities Series A of Bradford & Bingley Capital Funding LP (ISIN: XS0148804536), subject to the terms of such instruments.

6. The Company will notify holders of Subordinated Notes of payment deferrals where it is contractually required to do so in accordance with the terms of such Subordinated Notes.

ENDS

Contacts:
Bradford & Bingley Press Office:
+44 (0) 1274 554042

or

Investor Relations
+44 (0) 1274 806341
b&benquiries@bbg.co.uk

Investor Relations
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

www.bbg.co.uk